Exhibit 99.2

DIGIHOST TECHNOLOGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Independent Auditor’s Report
Raymond Chabot Grant Thornton llp
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
To the Shareholders of
Digihost Technology Inc.	T 514-878-2691

Opinion

We have audited the consolidated financial statements of Digihost Technology Inc. (hereafter ’‘the Company’’), which comprise the consolidated statements of Financial Position as at December 31, 2021 and 2020, and the consolidated statement of comprehensive income (loss), the consolidated statements of changes in shareholders’ equity and the consolidated statements of cash flows for the years then ended, and notes to consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Member of Grant Thornton International Ltd	rcgt.com

Information other than the consolidated financial statements and the auditor’s report thereon

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

2

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

–	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

–	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Louis Roy, CPA auditor, CA.

Montreal
March 25, 2022

PCAOB Firm ID Number 1232

1 CPA auditor, CA public accountancy permit no A125741

3

Digihost Technology Inc.

Consolidated Statements of Financial Position
(Expressed in United States Dollars)

	As at	As at
	December 31,	December 31,
	2021	2020
ASSETS

Current assets
Cash	$915,715	$31,250
Digital currencies (note 5)	33,491,986	4,508,042
Amounts receivable and prepaid expenses (note 4)	1,808,304	12,622
Loan receivable	-	141,552
Total current assets	36,216,005	4,693,466

Property, plant and equipment (note 6)	38,142,107	6,497,634
Right of use assets (note 9)	2,078,599	2,413,720
Promissory note receivable (note 10)	800,000	-
Intangible asset (note 8)	1,443,260	1,572,500
Goodwill (notes 3 and 7)	1,346,904	1,342,281
Total assets	$80,026,875	$16,519,601

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$2,272,850	$920,914
Lease liabilities (note 11)	-	111,672
Amount owing for Miner Lease Agreement (note 5)	2,940,412	-
Income tax payable (note 19)	305,601	-
Loans payable (note 12)	-	2,010,172
Total current liabilities	5,518,863	3,042,758

Deposits payable	1,788,500	-
Lease liabilities (note 11)	-	2,434,488
Loans payable (note 12)	-	532,911
Deferred tax liability (note 19)	2,514,743	65,638
Total liabilities	9,822,106	6,075,795

Shareholders’ equity
Share capital (note 13)	54,863,819	12,541,038
Contributed surplus	17,358,982	1,267,551
Cumulative translation adjustment	(266,730)	118,162
Digital currency revaluation reserve	3,706,624	1,982,501
Deficit	(5,457,926)	(5,465,446)
Total shareholders’ equity	70,204,769	10,443,806
Total liabilities and shareholders’ equity	$80,026,875	$16,519,601

Nature of operations (note 1)
Subsequent events (note 23)

Approved on behalf of the Board:

“Michel Amar” ,Director	“Donald Christie” Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)

	Year Ended
	December 31,
	2021	2020
Revenue from digital currency mining (note 5)	$24,952,344	$3,553,362
Cost of digital currency mining
Operating and maintenance costs	(10,542,051)	(4,163,007)
Depreciation and amortization	(3,281,143)	(3,387,043)
Gross profit (loss)	11,129,150	(3,996,688)

Expenses
Office and administrative expenses	(1,182,258)	(233,227)
Professional fees	(1,496,418)	(229,573)
Regulatory fees	(162,681)	(77,827)
Gain on sale of property, plant and equipment	1,552,295	-
Loss on settlement of debt	(390,290)	-
Foreign exchange	358,985	-
Gain on sale of digital currencies (note 5)	290,948	62,799
Other income	98,443	44,068
Change in fair value of amount owing for Miner Lease Agreement	528,875	-
Insurance proceeds	-	109,900
Share based compensation (note 15)	(7,804,271)	(1,247,551)
Operating income (loss)	2,922,778	(5,568,099)
Net financial expenses (note 18)	(332,814)	(258,427)
Net income (loss) before income taxes	2,589,964	(5,826,526)
Income tax expense (note 19)	(127,340)	-
Deferred tax (expense) recovery (note 19)	(2,173,279)	635,813
Net income (loss) for the year	289,345	(5,190,713)

Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	(384,892)	118,162
Items that will not be reclassified to net income
Revaluation of digital currencies, net of tax	1,724,123	1,982,501
Total comprehensive income (loss) for the year	$1,628,576	$(3,090,050)

Basic income (loss) per share (note 16)	$0.01	$(0.44)
Diluted income (loss) per share (note 16)	$0.01	$(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year Ended
	December 31,
	2021	2020
Operating activities
Net income (loss) for the year	$289,345	$(5,190,713)
Adjustments for:
Digital currency sold	-	1,792,071
Gain on sale of digital currencies	(290,948)	(62,799)
Digital currency mined	(24,952,344)	(3,553,362)
Rent charge back for Miner Lease Agreement	3,469,287	-
Gain on sale of property, plant and equipment	(1,552,295)	-
Depreciation of right-of-use assets	198,291	174,388
Depreciation and amortization	3,082,852	3,212,655
Interest on lease liabilities	236,680	216,435
Change in fair value of amount owing for Miner Lease Agreement	(528,875)	-
Share based compensation	7,804,271	1,247,551
Loss on settlement of debt	390,290	-
Income tax expense	127,340	-
Deferred tax expense (recovery)	2,173,279	(635,813)
Foreign exchange (gain) loss	(333,148)	63,464
Working capital items:
Amounts receivable and prepaid expenses	(1,604,703)	(275,294)
Accounts payable and accrued liabilities	842,584	761,560
Deposit payable	1,788,500	-
Net cash used in operating activities	(8,859,594)	(2,249,857)

Investing activities
Purchase of property, plant and equipment	(33,924,780)	(1,154,260)
Net funds for loan receivable	-	(113,917)
Promissory note receivable	(800,000)	-
Net cash used in investing activities	(34,724,780)	(1,268,177)

Financing activities
Proceeds from private placement, net of costs	50,218,093	-
Return of subscription proceeds	-	(39,335)
Repurchase of shares	(599,997)	(20)
Loans payable	1,473,495	2,543,083
Repayment of loans payable	(3,975,083)	-
Lease payments	(2,647,669)	(258,381)
Net cash provided by financing activities	44,468,839	2,245,347
Net change in cash	884,465	(1,272,687)
Cash, beginning of year	31,250	1,303,937
Cash, end of year	$915,715	$31,250

Supplemental information
Interest paid	$117,697	$18,114

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States Dollars)

	Number of shares (note 13)				Cumulative	Digital currency
	Subordinate voting hares	Proportionate voting shares	Share capital	Contributed surplus	Translation Adjustment	revaluation reserve	Deficit	Total

Balance, December 31, 2019	2,176,805	-	$20	$-	$-	$-	$(274,733)	$(274,713)
Issuance of Old Digihost shares for transfer of lease and property and equipment and intangibles (notes 6, 8, 9 and 11)	-	-	5,480,000	-	-	-	-	5,480,000
Cancellation of founder shares (note 13(b)(ii))	-	-	(20)	-	-	-	-	(20)
Shares issued pursuant to reverse takeover transaction (note 3)	9,940,000	-	2,957,458	-	-	-	-	2,957,458
Private placement (note 13(b)(i))	1,864,162	-	4,044,431	20,000	-	-	-	4,064,431
Share exchange for proportionate voting shares (note 13(b)(i))	(666,666)	3,333	-	-	-	-	-	-
Shares issued as payment for accounts payable (note 13(b)(iii))	43,537	-	59,149	-	-	-	-	59,149
Share based compensation	-	-	-	1,247,551	-	-	-	1,247,551
Transaction with owners	13,357,838	3,333	12,541,038	1,267,551	-	-	(274,733)	13,533,856
Foreign currency translation adjustment	-	-	-	-	118,162	-	-	118,162
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,982,501	-	1,982,501
Net loss for the year	-	-	-	-	-	-	(5,190,713)	(5,190,713)
Total comprehensive loss for the year	-	-	-	-	118,162	1,982,501	(5,190,713)	(3,090,050)
Balance, December 31, 2020	13,357,838	3,333	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806
Private placements (note 13(b)(vi)(vii)(viii)(ix)(x))	11,555,674	-	49,589,591	5,514,401	-	-	-	55,103,992
Cost of issue - cash (note 13(b)(viii)(ix)(x))	-	-	(4,838,229)	-	-	-	-	(4,838,229)
Cost of issue - broker warrants (note 13(b)(viii)(ix)(x))	-	-	(2,827,528)	2,827,528	-	-	-	-
Shares issued as payment for accounts payable (note 13(b)(v))	82,803	-	345,055	-	-	-	-	345,055
Shares cancelled (note 13(b)(iv))	(164,533)	-	(319,040)	-	-	-	(281,825)	(600,865)
Units issued as commission (note 13(b)(vii))	49,383	-	-	-	-	-	-	-
Shares issued for exercise of stock options	75,000	-	372,932	(181,953)	-	-	-	190,979
Share based compensation	-	-	-	7,804,271	-	-	-	7,804,271
Excess tax benefit on exercised stock options	-	-	-	56,702	-	-	-	56,702
Excess tax benefit on outstanding stock options	-	-	-	70,482	-	-	-	70,482
Transaction with owners	24,956,165	3,333	54,863,819	17,358,982	118,162	1,982,501	(5,747,271)	68,576,193
Foreign currency translation adjustment	-	-	-	-	(384,892)	-	-	(384,892)
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,724,123	-	1,724,123
Net income for the year	-	-	-	-	-	-	289,345	289,345
Total comprehensive income for the year	-	-	-	-	(384,892)	1,724,123	289,345	1,628,576
Balance, December 31, 2021	24,956,165	3,333	$54,863,819	$17,358,982	$(266,730)	$3,706,624	$(5,457,926)	$70,204,769

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Nature of operations

Digihost Technology Inc. (the "Company" or "Digihost") was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., and DGX Holding, LLC (together the "Company") is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

On February 14, 2020, a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. ("Old Digihost") and HashChain Technology Inc. ("HashChain") was completed (note 3). On completion of the RTO Transaction, Old Digihost was determined to be the accounting acquirer and accordingly, the financial statements are a continuation of the Old Digihost. In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.”. The Company carried on the business of HashChain as a Tier 2 technology issuer under the symbol "DGHI". Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange ("TSXV") February 20, 2020.

On October 28, 2021, the Company consolidated the outstanding subordinate voting shares and proportionate voting shares of the Company on the basis of three (3) pre-consolidation shares for every one (1) post-consolidation share in order to facilitate a proposed listing of its subordinate voting shares on the Nasdaq Capital Market and satisfy the minimum share price requirement set by Nasdaq. All subordinate voting shares, proportionate voting shares, per share amounts, warrants and stock options in these consolidated financial statements have been retroactively restated to reflect the share consolidation.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on March 25, 2022.

2.	Significant accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS issued effective for the Company’s reporting for the year ended December 31, 2021.

(b)	Statement of presentation

The Company's consolidated financial statements have been prepared on an accrual basis and under the historical cost basis.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiaries: Digihost International, Inc. and DGX Holdings, LLC. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor's returns. All intercompany transactions and balances have been eliminated upon consolidation.

(d)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. and DGX Holding, LLC is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(e)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to the respective functional currency at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(f)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(g)	Digital currencies

Digital currencies consist of bitcoin and ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on Cryptocompare. Cryptocompare is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(h)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Amortization method	Amortization period
Data miners	Straight-line	12 - 36 months
Equipment	Straight-line	36 and 120 months
Leasehold improvement	Straight-line	120 months
Building	Straight-line	480 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal year in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(i)	Intangible assets

Intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The right of use of an electric power facility is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss

Amortization of intangible assets has been included in depreciation and amortization in the consolidated statement of comprehensive loss.

(j)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, right of use assets and intangible assets when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis. Cash generating units to which goodwill has been allocated are tested for impairment annually.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(j)	Impairment of non-financial assets (continued)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(k)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

○	Leases of low value assets; and

○	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

○	Amounts expected to be payable under any residual value guarantee;

○	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

○	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

○	Lease payments made at or before commencement of the lease;

○	Initial direct costs incurred; and

○	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(k)	Leases and right-of-use assets (continued)

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(l)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(m)	Financial instruments

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The primary measurement categories for financial assets are measured at amortized cost, fair value through other comprehensive income ("FVTOCI") and fair value through profit and loss ("FVTPL").

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition. The Company does not have any financial assets categorised as FVTOCI.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent "solely payments of principal and interest". After initial recognition, these are measured at amortized cost using the effective interest rate method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, amounts receivables and loan receivable are classified as financial assets and measured at amortized cost.

Revenues from these financial assets are recognized in financial revenues, if any.

●	FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transactions costs expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recorded in the consolidated statements of comprehensive income (loss) in the period in which they arise. The Company’s promissory note receivable is classified as a financial asset and measured at FVTPL.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable) and loans payable are classified as measured at amortized cost.

The Company’s amount owing for Miner Lease Agreement is classified as measured at FVTPL.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(m)	Financial instruments (continued)

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred.

Expected Credit Loss Impairment Model

The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Fair Value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

●	Level 3 – inputs for the assets or liability that are not based on observable market data (unobservable inputs).

(n)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit includes all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(o)	Share-based compensation

The granting of stock options to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

(p)	Loss per share

The Company presents basic and diluted loss per share data for its subordinate voting shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of subordinate voting shares and proportionate voting shares outstanding during the period. Diluted loss per share is determined by adjusting the weighted average number of subordinate voting shares and proportionate voting shares outstanding to assume conversion of all dilutive potential subordinate voting shares. Diluted loss per share equals basic loss per share given the anti-dilutive options and warrants for 2020.

(q)	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(r)	Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(s)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. Deferred tax liabilities are always provided for in full.

Changes in deferred tax assets or deferred tax liabilities are recognized as revenues or expense in profit and loss, unless they relate to items that were recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

(t)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

(u)	Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(u)	Critical accounting judgements, estimates and assumptions (continued)

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

2.	Significant accounting policies (continued)

(u)	Critical accounting judgements, estimates and assumptions (continued)

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 5) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

3.	Reverse takeover

On February 14, 2020, there was a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, HashChain acquired all the issued and outstanding shares of Old Digihost in exchange for 29,820,000 subordinate voting shares of the Company. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer.

At the time of the transaction, HashChain had operations in cryptocurrency mining and met the definition of a business, and the transaction was accordingly considered a business combination. The purpose of the RTO Transaction was to acquire the operations of HashChain and to obtain listing on a public exchange. The transaction costs associated with this RTO Transaction was $59,149.

As Old Digihost was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information to the date of the Transaction are those of Old Digihost presented as a continuation of Old Digihost.

Pursuant to the business combination transaction, the net assets acquired from the acquisition are to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration

Fair value of 6,530,560 subordinate voting shares of HashChain (1)	$2,957,458

Net assets acquired
Property, plant and equipment	$2,244,509
Accounts payable and other payables	(576,957)
1,667,552
Goodwill acquired (2)	1,289,906
$2,957,458

(1)	The common shares issued were valued based on the HashChain closing price of CAD$0.60 on the TSXV on February 14, 2020.

(2)	The goodwill acquired from the RTO Transaction is primarily attributable to the synergies expected to arise from vertical integration of the cryptocurrency mining operations which is the only segment of the Company.

4.	Amounts receivable and prepaid expenses

	As at	As at
	December 31,	December 31,
	2021	2020
Prepaid insurance and deposits	$709,575	$12,622
Receivable from Miner Lease Agreement	911,200	-
Other receivable	187,529	-
	$1,808,304	$12,622

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

5.	Digital currencies

The Company's holdings of digital currencies consist of the following:

	As at	As at
	December 31,	December 31,
	2021	2020
Bitcoin	$29,770,994	$4,508,042
Ethereum	3,720,992	-
	$33,491,986	$4,508,042

The continuity of digital currencies was as follows:

	Number of		Number of		Total
	Bitcoin	Amount	Ethereum	Amount	Amount
Balance, December 31, 2019	-	$-	-	$-	$-
Bitcoin mined	335	3,553,362	-	-	3,553,362
Bitcoin traded for cash	(181)	(1,792,071)	-	-	(1,792,071)
Gain on sale of bitcoin	-	62,799	-	-	62,799
Revaluation adjustment(1)	-	2,683,952	-	-	2,683,952
Balance, December 31, 2020	154	4,508,042	-	-	4,508,042
Bitcoin mined(2)	519	24,952,344	-	-	24,952,344
Received from sale of property, plant and equipment	24	1,347,977	63	204,318	1,552,295
Received from private placement	1	47,671	-	-	47,671
Acquisition (disposal) of digital currencies	(66)	(3,347,790)	974	3,347,034	(756)
Acquisition of property, plant and equipment	-	-	(36)	(163,942)	(163,942)
Gain on sale of digital currencies	-	235,067	-	55,881	290,948
Revaluation adjustment(1)	-	2,027,683	-	277,701	2,305,384
Balance, December 31, 2021	632	$29,770,994	1,001	$3,720,992	$33,491,986

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at December 31, 2021, the prices of Bitcoin and Ethereum were $47,117 (2020 - $29,273) and $3,718, resulting in total revaluation gain of $2,305,384, net of taxes of $581,270 (2020 - $2,683,952, net of taxes of $701,451) recorded to other comprehensive income.

(2)	During the year the Company entered into a Miner Lease Agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to that lease agreement. In connection with this agreement, as at December 31, 2021, the Company must remit 62 Bitcoin with a value of $2,940,412 which is presented in the current liabilities.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

6.	Property, plant and equipment

	Data		Equipment		Leasehold		Powerplant
	miners		and other		improvement		in progress	Total

Cost
Balance - December 31, 2019	$-		$-		$-		$-	$-
Additions	3,558,280	(1)	2,760,000	(2)	1,040,000	(2)	-	7,358,280
Acquired from RTO Transaction	2,244,509		-		-		-	2,244,509

Balance - December 31, 2020	5,802,789		2,760,000		1,040,000		-	9,602,789
Additions	26,845,831	(3)	603,324		-		7,148,920	34,598,075
Disposal	(990,517)		-		-		-	(990,517)

Balance - December 31, 2021	$31,658,103		$3,363,324		$1,040,000		$7,148,920	$43,210,347

Accumulated depreciation
Balance - December 31, 2019	$-		$-		$-		$-	$-
Depreciation	2,538,211		479,888		87,056		-	3,105,155

Balance - December 31, 2020	2,538,211		479,888		87,056		-	3,105,155
Depreciation	2,272,602		577,000		104,000		-	2,953,602
Disposal	(990,517)		-		-		-	(990,517)

Balance - December 31, 2021	$3,820,296		$1,056,888		$191,056		$-	$5,068,240

Net carrying value
As at December 31, 2020	$3,264,578		$2,280,112		$952,944		$-	$6,497,634

As at December 31, 2021	$27,837,807		$2,306,436		$848,944		$7,148,920	$38,142,107

(1)	Mining assets of $2,404,020 purchased by the Company in February 2020 from Nyam, LLC, a company controlled by the Chief Executive Officer ("CEO").

(2)	Assets acquired as part of facility lease assignment prior of the closing of the RTO Transaction (see note 11).

(3)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

Pursuant to the terms of the purchase agreement, the Company has concurrently entered into a hosting agreement with Northern Data in connection with the miners, whereby Northern Data will provide services to the Company including the installation and hosting of the miners in proprietary pre-manufactured performance optimized mobile data centres to be located at Digihost’s company-owned facility.

As at December 31, 2021, the Company has prepaid for $9,353,358 of data miners.

Additions for an amount of $509,352 are unpaid and included in accounts payable as at December 31, 2021.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

7.	Goodwill

	As at December 31,	As at December 31,
	2021	2020
Balance, beginning of period	$1,342,281	$-
RTO transaction	-	1,289,906
Foreign currency translation	4,623	52,375
Balance, end of period	$1,346,904	$1,342,281

For the realization of its impairment test, management has used the approach of fair value less costs to sell. The fair value is derived from the market capitalization of the Company as December 31, 2021 and 2020 and management determined that the fair value less cost of sales, was higher than the carrying value of the CGU. Following this analysis, management has determined that no impairment was necessary. For these tests, the Company allocates all of its goodwill to a single CGU, the Company as a whole, since this is the lowest level at which goodwill is monitored for internal purposes.

8.	Intangible asset

Intangible asset relates to the right of use of an electric power facility.

	As at	As at
	December 31,	December 31,
	2021	2020
Balance, beginning of period	$1,572,500	$-
Addition at cost	-	1,680,000
Amortization	(129,240)	(107,500)
Balance, end of period	$1,443,260	$1,572,500

9.	Right-of-use assets

	As at	As at
	December 31,	December 31,
	2021	2020
Balance, beginning of period	$2,413,720	$-
Additions	-	2,588,107
Depreciation	(198,291)	(174,387)
Modification of lease	(136,830)	-
Balance, end of period	$2,078,599	$2,413,720

On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease.

Right-of-use assets are depreciated over 40 years. The lease for these right-of-use assets has been modified because of the prepayment as the Company has acquired the premises under a long-term lease. Refer to note 11.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

10.	Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter commencing March 31, 2022. The Note is convertible at the Company's option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer.

11.	Lease liabilities

On February 14, 2020, prior to the closing of the RTO Transaction, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the "Sellers", all companies controlled by the CEO of Digihost) sold to the Company leasehold improvements and equipment and transferred and assigned the lease of the 1001 East Delavan facility. As consideration, Digihost issued 164,000 common shares. These transactions resulted in increases in equipment of $2,760,000, leasehold improvements of $1,040,000, intangible assets of $1,680,000 and right of use assets and lease liabilities of $2,588,107 for a total of $5,480,000 recorded in share capital.

At the time of the transaction, the leases were valued based on their initial term ending in March 2023 including renewal options with the intention to renew the leases for an additional 10 years. When measuring lease liability, the Company's incremental borrowing rate applied was estimated to be 10% per annum.

On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. Refer to note 9.

The continuity of the lease liabilities are presented in the table below:

	As at December 31,	As at December 31,
	2021	2020
Balance, beginning of period	$2,546,160	$-
Additions	-	2,588,107
Interest	236,680	216,434
Lease payments	(2,647,669)	(258,381)
Modification of lease	(135,171)	-
Balance, end of period	$-	$2,546,160

Current portion	$-	$111,672
Non-current portion	-	2,434,488
Total lease liabilities	$-	$2,546,160

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

12.	Loans payable

The Company procured loans as follows:

	As at	As at
	December 31,	December 31,
	2021	2020
Loans at interest rate of 8%	$-	$1,182,333
Loans at interest rate of 6.5% and 9.5%	-	385,750
Loan at interest rate of 17.5%	-	400,000
Loan at interest rate of 17.5%	-	575,000
Total loans	$-	$2,543,083
Current	$-	$2,010,172
Non-current	$-	$532,911

	As at	As at
	December 31,	December 31,
	2021	2020
Balance, beginning of the period	$2,543,083	$-
New loans	1,432,000	2,543,083
Repayment of loans	(3,975,083)	-
Balance, end of the period	$-	$2,543,083

13.	Share capital

On October 28, 2021, the Company consolidated the outstanding subordinate voting shares and proportionate voting shares of the Company on the basis of three (3) pre-consolidation shares for every one (1) post-consolidation share. All subordinate voting shares, proportionate voting shares, per share amounts, warrants and stock options in these consolidated financial statements have been retroactively restated to reflect the share consolidation.

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder's option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

Year ended December 31, 2020

(i) In 2019, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,064,431 (CAD$5,395,338) from the sale of 1,827,304 common share subscription receipts at a price of CAD$2.88, with each common share subscription receipt exchangeable for one common share of Digihost, and 36,858 unit subscription receipts at a price of CAD$3.60 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one subordinate voting share and one subordinate voting share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one subordinate voting share at a price of CAD$5.25 with expiry date August 14, 2021. The proceeds were received prior to December 31, 2020 and were recorded as subscription liability. In February 2020, prior to the closing of the RTO transaction, the subscription receipts were exchanged for 1,864,162 common shares of Digihost and then exchanged for 1,864,162 subordinate voting shares of the Company.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

13.	Share capital (continued)

Year ended December 31, 2020 (continued)

(i) (continued) The grant date fair value of the 36,858 warrants was estimated as $20,000.

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 666,666 subordinate voting shares of Digihost owned by the CEO and director of Digihost for 3,333 proportionate voting shares.

(ii) On February 14, 2020, the Company cancelled the 2 founder shares of Old Digihost.

(iii) On February 14, 2020, the Company issued 43,537 subordinate voting shares as settlement of payables of $59,149.

Year ended December 31, 2021

(iv) On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 667,894 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid was terminated on December 10, 2021. As at December 31, 2021, the Company repurchased and cancelled 164,533 subordinate voting shares for a total repurchase price of $600,865.

(v) On February 9, 2021, the Company issued 66,667 subordinate voting shares (valued at $305,055) to settle a debt of $40,000 with two third-party creditors.

(vi) On January 8, 2021, the Company closed a non-brokered private placement for 116,625 subordinate voting shares for CAD$2.43 for gross proceeds of $220,551.

(vii) On February 18, 2021, the Company closed a non-brokered private placement financing for 1,646,090 subordinate voting shares for CAD$2.43 for gross proceeds of $3,124,018 (CAD$4,000,000). In connection with the private placement, the Company will pay a commission of 49,383 shares to third party advisors.

(viii) On March 16, 2021, the Company closed a non-brokered private placement financing for 3,121,099 units for CAD$8.01 per unit for gross proceeds of $19,985,611 (CAD$25 million). 3,121,099 subordinate voting shares of the Company and warrants to purchase 3,121,099 subordinate voting shares were issued. The warrants have an exercise price of CAD$9.42 per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,978,303 and 249,688 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$10.01 at any time for a period of three years from the issuance date. The 3,121,099 warrants and 249,688 broker warrants were assigned fair values of $748,525 and $1,124,704, respectively.

The fair value of $1,124,704 was estimated using the following assumptions and inputs: share price of CAD$7.71; exercise price of CAD$10.01; expected dividend yield of 0%; expected volatility of 235% which is based on comparable companies; risk-free interest rate of 0.53%; and an expected average life of three years.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

13.	Share capital (continued)

Year ended December 31, 2021 (continued)

(ix) On April 9, 2021, the Company closed a non-brokered private placement financing for 3,894,081 units for CAD$6.42 per unit for gross proceeds of $19,748,795 (CAD$25 million). 3,894,081 subordinate voting shares of the Company and warrants to purchase 3,894,081 subordinate voting shares were issued. The warrants have an exercise price of CAD$7.11 per subordinate voting share and exercise period of four years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,695,460 and 311,526 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$8.025 at any time for a period of four years from the issuance date. The 3,894,081 warrants and 311,526 broker warrants were assigned fair values of $2,887,034 and $1,121,763, respectively.

The fair value of $1,121,763 was estimated using the following assumptions and inputs: share price of CAD$5.49; exercise price of CAD$8.025; expected dividend yield of 0%; expected volatility of 143% which is based on comparable companies; risk-free interest rate of 0.77%; and an expected average life of four years.

(x) On June 18, 2021, the Company closed a non-brokered private placement financing for 2,777,779 units for CAD$5.40 per unit for gross proceeds of $12,025,016 (CAD$15 million). 2,777,779 subordinate voting shares of the Company and warrants to purchase 2,083,334 subordinate voting shares were issued. The warrants have an exercise price of CAD$5.97 per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,164,466 and 222,222 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.75 at any time for a period of three years from the issuance date. The 2,083,334 warrants and 222,222 broker warrants were assigned fair values of $1,878,842 and $581,060, respectively.

The fair value of $581,060 was estimated using the following assumptions and inputs: share price of CAD$4.56; exercise price of CAD$6.75; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 0.63%; and an expected average life of three years.

(xi) On November 30, 2021, the Company issued 16,136 subordinate voting shares (valued at $40,000) to settle a debt of $40,000 with a third-party creditor.

14.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2019	-	-
Issued (note 13(b)(i))	36,858	5.25
Balance, December 31, 2020	36,858	5.25
Issued (note 13(b)(viii)(ix)(x))	9,881,950	7.69
Expired	(36,858)	5.25
Balance, December 31, 2021	9,881,950	7.69

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

14.	Warrants (continued)

The following table reflects the warrants issued and outstanding as of December 31, 2021:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
3,121,099	9.42	2.21	March 16, 2024
249,688	10.01	2.21	March 16, 2024(1)
2,083,334	5.97	2.47	June 18, 2024
222,222	6.75	2.47	June 18, 2024(1)
3,894,081	7.11	3.27	April 9, 2025
311,526	8.025	3.27	April 9, 2025(1)

9,881,950	7.69	2.72

(1)	Broker warrants.

15.	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company's issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2019	-	-
Granted (i)	625,000	2.88
Balance, December 31, 2020	625,000	2.88
Granted (ii)(iii)(iv)(v)(vi)	1,823,497	6.03
Exercised	(75,000)	3.17
Expired / cancelled	(28,332)	6.09

Balance, December 31, 2021	2,345,165	5.28

(i) On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 625,000 subordinate voting shares. The stock options may be exercised at a price of CAD$2.88 per share and expire on February 14, 2025. The stock options vest six months after grant date.

A value of CAD$2.64 per option was estimated for the 625,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$2.88; exercise price of CAD$2.88; expected dividend yield of 0%; expected volatility of 154% which is based on comparable companies; risk-free interest rate of 1.37%; and an expected average life of five years. An expense of $1,247,551 was recorded during the year ended December 31, 2020.

Digihost Technology Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
(Expressed in United States Dollars)

15.	Stock options (continued)

(ii) On January 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 550,164 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$3.75 and expire on January 5, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$2.76 per option was estimated for the 550,164 stock options on the date of grant with the following assumptions and inputs: share price of CAD$3.03; exercise price of CAD$3.75; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.39%; and an expected average life of five years. For the year ended December 31, 2021, an expense of $1,162,888 was recorded.

(iii) On February 24, 2021, the Company granted stock options to consultants of the Company to acquire an aggregate of 50,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$13.92 and expire on February 24, 2026. The stock options vested immediately.

A value of CAD$12.78 per option was estimated for the 50,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$13.92; exercise price of CAD$13.92; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.73%; and an expected average life of five years. For the year ended December 31, 2021, an expense of $491,918 was recorded.

(iv) On March 26, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 533,333 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.47 and expire on March 25, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$6.87 per option was estimated for the 533,333 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.47; exercise price of CAD$7.47; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.90%; and an expected average life of five years. For the year ended December 31, 2021, an expense of $2,881,295 was recorded.

(v) On May 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 430,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.35 and expire on May 17, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$6.09 per option was estimated for the 430,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.86; exercise price of CAD$7.35; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years. For the year ended December 31, 2021, an expense of $2,480,995 was recorded.

(vi) On June 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 260,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$4.20 and expire on June 22, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$3.06 per option was estimated for the 260,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$4.02; exercise price of CAD$4.20; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years. For the year ended December 31, 2021, an expense of $797,380 was recorded.

The underlying expected volatility of all option grants was determined by reference to historical data of comparable companies share price over the expected stock option life.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

15.	Stock options (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2021:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	3.13	575,000	575,000	-
January 5, 2026	3.75	4.02	525,164	525,164	-
February 24, 2026	13.92	4.15	50,000	50,000	-
March 25, 2026	7.47	4.23	525,000	525,000	-
May 17, 2026	7.35	4.38	421,667	421,667	-
June 22, 2026	4.20	4.48	248,334	248,334	-
	5.28	3.96	2,345,165	2,345,165	-

16.	Income (loss) per share

	Year Ended
	December 31,
	2021	2020
Net income (loss) for the year	$289,345	$(5,190,713)

Net income (loss) per share - basic	$0.01	$(0.44)
Net income (loss) per share - diluted	$0.01	$(0.44)

Weighted average number of shares outstanding - basic	21,781,806	11,715,524
Dilutive effect of stock options and warrants	638,914	-

Weighted average number of shares outstanding - diluted	22,420,720	11,715,524

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

17.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Year Ended December 31,
	2021	2020
Professional fees (1)	$91,249	$40,491
Salaries	144,231	-
Share based compensation(2)	6,016,173	1,047,943
	$6,251,653	$1,088,434

(1)	In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. On April 29, 2021, Mr. Paul Ciullo was appointed as the Chief Financial Officer replacing Ms. Davis.

(2)	Represents the share based compensation for officer and directors. See notes 6 and 11 for additional related party transactions.

18.	Additional information on the nature of comprehensive loss components

	Year Ended
	December 31,
	2021	2020
Expenses for employee benefits
Operating and maintenance costs	$528,658	$182,628
Professional fees	91,249	40,491
Share based compensation	7,804,271	1,247,551
	$8,424,178	$1,470,670
Net financial expenses
Interest on loans	$96,134	$41,992
Interest on lease liabilities	236,680	216,435
	$332,814	$258,427

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

19.	Income taxes

(a)	Provision for income taxes

	Year Ended
	December 31,
	2021	2020

Income (loss) before income taxes	$2,589,964	$(5,826,526)
Combined statutory income tax rate	27.00%	27.00%

Income tax benefit at the statutory tax rate	699,291	(1,573,162)
Non-deductible expenses	273,784	119,543
Share based compensation	1,304,058	336,839
Tax asset recognized	-	(71,801)
Effect of lower tax rate of subsidiary	(103,388)	-
Change in deferred tax rates	-	18,682
Other	126,874	1,497
Temporary difference unrecognized	-	532,589
Deferred Income tax (recovery) provision	$2,300,619	$(635,813)

Current income taxes in the income statement	$127,340	$-

Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$2,089,839	$(1,168,402)
Deductible temporary differences unrecognized	-	532,589
Prior period adjustment	83,440	-

Deferred Income tax (recovery) provision	$2,173,279	$(635,813)

Total income tax expense (recovery) for the year	$2,300,619	$(635,813)

(b)	Deferred income tax

Movement of deferred income tax in 2021

	January 1, 2021	Profit or loss	Other Comprehensive Income	Equity	December 31, 2021

Property, plant and equipment	$(755,431)	$(1,026,336)	$-	$-	$(1,781,767)
Right of use assets	(630,826)	87,584	-	-	(543,242)
Digital currencies	(701,451)	-	(346,308)	-	(1,047,759)
Lease liabilities	665,439	(665,439)	-	-	-
Stock based compensation	-	638,992	-	70,482	709,474
Non-capital losses	1,356,631	(1,208,080)	-	-	148,551

Total	$(65,638)	$(2,173,279)	$(346,308)	$70,482	$(2,514,743)

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

19.	Income taxes (continued)

Movement of deferred income tax in 2020

	January 1, 2020	Profit or loss	Other Comprehensive Income	Equity	December 31, 2020

Property, plant and equipment	$-	$(755,431)	$-	$-	$(755,431)
Right of use assets	-	(630,826)	-	-	(630,826)
Digital currencies	-	-	(701,451)	-	(701,451)
Lease liabilities	-	665,439	-	-	665,439
Non-capital losses	-	1,356,631	-	-	1,356,631

Total	$-	$635,813	$(701,451)	$-	$(65,638)

As at December 31, 2021 and 2020, deductible timing differences available in Canada for which the Company has not recognized deferred tax asset are as follows:

	As at December 31,	As at December 31,
	2021	2020
Property, plant and equipment	$-	$26,402,452
Share issue costs	529,320	758,041
Capital losses carried forward	-	123,757
Operating losses carried forward, expiring in 2041	2,359,944	433,285
	$2,889,264	$27,717,535

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

20.	Segmented reporting

The Company has one operating segment being cryptocurrency mining located in the United States. The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at December 31, 2021	Canada	United States	Total
Current assets	$179,396	$36,036,609	$36,216,005
Non-current assets	1,346,904	42,463,966	43,810,870
Total assets	$1,526,300	$78,500,575	$80,026,875

As at December 31, 2020	Canada	United States	Total
Current assets	$-	$4,693,466	$4,693,466
Non-current assets	1,342,281	10,483,854	11,826,135
Total assets	$1,342,281	$15,177,320	$16,519,601

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

21.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable, loan receivable, accounts payable and accrued liabilities, amount owing for Miner Lease Agreement, deposit payable and loans payable approximates their carrying value due to their short-term nature. Promissory note receivable is due from an arm's length third party, the fair value of this note are measured using relevant market input (Level 3). The fair value of long term loans payable approximate their carrying amounts based on actualized cash flows (Level 2). Digital currencies are measured at fair value using the quoted price on Cryptocompare (Level 2).

Risks

The Company is exposed to a variety of financial related risks.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable, promissory note receivable and loan receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable, promissory note receivable and loan receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Corporation’s significant financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at December 31, 2021	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value

Accounts payable and accrued liabilities	$2,272,850	$-	$-	$-	$2,272,850	$2,272,850
Amount owing for Miner Lease Agreement 2,940,412		-	-	-	2,940,412	2,940,412
Deposit payable	-	1,788,500	-	-	1,788,500	1,788,500

	$5,213,262	$1,788,500	$-	$-	$7,001,762	$7,001,762

As at December 31, 2020	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$920,914	$-	$-	$-	$920,914	$920,914
Loan payable	2,146,231	570,933	-	-	2,717,164	2,543,083
	$3,067,145	$570,933	$-	$-	$3,638,078	$3,463,997

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

21.	Financial instruments and risk management (continued)

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the US dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at December 31, 2021 and 2020, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of bitcoin and ethereum.

At December 31, 2021, had the market price of the Company’s holdings of bitcoin and ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $3,055,157 (2020 - $450,804).

22.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020

(Expressed in United States Dollars)

23.	Subsequent events

(i)	On March 6, 2022, the Company announced it had entered into a private placement with a single institutional investor, for gross proceeds of approximately CAD$13.3 million, comprising of 3,029,748 subordinate voting shares of the Company and warrants to purchase up to 3,029,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant. The warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date.

In	connection with the private placement, the investor has agreed to cancel existing warrants to purchase up to 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 2021 expiring on March 18, 2024, and the existing warrants to purchase up to 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 2021 expiring on April 9, 2025.

(ii)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility has a one-year committed term and an interest rate of 7.5% per annum and has been fully drawn by the Company.

(iii)	On March 10, 2022, the Company added to its digital currency holdings with the purchase of 100 bitcoins at a price of $39,320 per bitcoin.